UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

CHINA RUNJI CEMENT INC.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

338181100
(CUSIP Number)

Xuanjun Yang, Director
China Runji Cement Inc.
Xian Zhong Town, Han Shan County
Chao Hu City, Anhui Province
People’s Republic of China

(011) 0086 565 4219871
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2008
(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, North Carolina  28031
Tel:  (704) 584-0268
Fax:  (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xuanjun Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples’ Republic of China
	7	SOLE VOTING POWER 9,000,000
	8	SHARED VOTING POWER 6,800,000
	9	SOLE DISPOSITIVE POWER 9,000,000
	10	SHARED DISPOSITIVE POWER 6,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON IN

Item 1.                      Security and Issuer.

This Statement relates to shares of common stock, $.0001 par value (the “Common Stock”), of China Runji Cement Inc., a Delaware corporation (the “Issuer”). At present, there are 78,832,064 issued and outstanding shares of Common Stock, and a total of 200,000,000 authorized shares of Common Stock.

The Reporting Person is Xuanjun Yang, a citizen and resident of the People’s Republic of China (hereinafter, “Mr. Yang”), who is a Director of the Issuer. The Reporting Person is the beneficial owner of 9,000,000 shares of Common Stock in his own name, and the beneficial owner of an additional 6,800,000 shares of Common stock owned by Cai Ying Jiang, his wife, for a total beneficial ownership of 15,800,000, representing 20.0% of the issued and outstanding shares of Common Stock.

                 The Issuer’s principal executive offices are located at  Xian Zhong Town, Han Shan County, Chao Hu City, Anhui Province, People’s Republic of China.

Item 2.                      Identity and Background.

a.	The name of the Reporting Person is Mr. Yang.

b.	The business address of Mr. Yang is Xian Zhong Town, Han Shan County, Chao Hu City, Anhui Province, People’s Republic of China. The registered office of Mr. Yang is at the same address.

c.	Mr. Yang’s principal business is acting as a Director of the Issuer, and his principal business address is Xian Zhong Town, Han Shan County, Chao Hu City, An Hui Province, People’s Republic of China.

d.	During the past five years, Mr. Yang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Mr. Yang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Yang is a citizen and resident of the People’s Republic of China.

Item 3.                      Source and Amount of Funds or Other Consideration.

Shouren Zhao, the Chairman, CEO and President of the Issuer, transferred 9,000,000 shares of Common Stock to Mr. Yang, for a price of $0.30 per share or an aggregate of $2,700,000, as part of a restructuring of the capital stock of the Issuer. The transfer is believed to be exempt from registration pursuant to Regulation S under the Securities Act of 1933, as amended.  Mr. Yang made certain representations, warranties and agreements with Shouren Zhao in connection with his holding and disposition of the shares as part of his Regulation S compliance. The source of funds that Mr. Yang used to make the purchase were personal funds.

Item 4.                      Purpose of Transaction.

The purpose of the transaction was to implement a restructuring of the family ownership structure of 73,500,000 shares of Common Stock owned by Shouren Zhao.  After the transfers to family members and certain close business associates, Shouren Zhao retained beneficial ownership of 26,000,000 shares of Common Stock, representing 33.0% of the issued and outstanding shares of Common Stock.

Other than as heretofore described, Mr. Yang does not have any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.                      Interest in Securities of the Issuer.

a.           The Issuer has 78,832,064 shares of Common Stock issued and outstanding. At present, Mr. Yang beneficially owns 15,800,000 shares of such Common Stock. Mr. Yang disclaims any membership in a group within the meaning of Section 13(d)(3) of the Act.

b.           The following table indicates the number of shares as to which Mr. Yang has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding

Mr. Yang	9,000,000	11.4%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding

Mr. Yang	6,800,000	8.6%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding

Mr. Yang	9,000,000	11.4%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding

Mr. Yang	6,800,000	8.6%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Refer to the discussion under Item 4, above, with respect to any contracts, arrangements, understandings or relationships between Mr. Yang and between such persons and any person with respect to any securities of the Issuer. Mr. Yang represents that no such contracts, arrangements, understandings or relationships currently exist except as disclosed therein.

Item 7.                      Material to be Filed as Exhibits.

         None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XUANJUN YANG

By: /s/ Xuanjun Yang
Name: Xuanjun Yang

Date: July 24, 2008